# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TKO Group Holdings, Inc., CIK 0001973266
CUSIP: 87256C101
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 200 Fifth Ave., 7th Floor, New York, New York (NY), 10010
Date of event which requires filing of this statement: 03/24/2025
Amends the filing with accession number 0000950170-25-038287
Filed by CIK 0001320234
Persons authorized to receive notices and communications: Robert Hilton, c/o TKO Group Holdings, Inc., 200 Fifth Ave, 7th Floor, New York, New York (NY), 10010, (646) 558-8333

## Reporting persons
- Ariel Emanuel (CIK 0001320234): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 66,179; shared voting power 0; sole dispositive power 66,179; shared dispositive power 0; aggregate amount beneficially owned 66,179 (0.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: TKO Group Holdings, Inc.
Address of issuer's principal executive offices: 200 Fifth Ave., 7th Floor, New York, New York (NY), 10010
Comment: This Amendment No. 6 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on November 24, 2023 (as amended, the "Schedule 13D"), related to the shares of Class A Common Stock, par value $0.00001 per share (the "Class A Common Stock"), of TKO Group Holdings, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is hereby amended and supplemented as follows:

On March 24, 2025 (the "Closing Date"), Silver Lake and its affiliates completed the previously announced acquisition (the "Endeavor Acquisition") of Endeavor Group Holdings, Inc. ("Endeavor"), the Issuer's parent company. In connection with the Endeavor Acquisition, on the Closing Date, Endeavor's existing governing body was dissolved and the Reporting Person ceased serving as a member thereof. As a result, the Reporting Person may no longer be deemed to share beneficial ownership of the securities beneficially owned by Endeavor.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth on the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Person is the record holder of 66,179 shares of Class A Common Stock.

The ownership information presented herein represents beneficial ownership of Class A Common Stock as of March 24, 2025, based upon 81,553,818 shares of Class A Common Stock outstanding as of January 31, 2025.
Transactions in the class effected during the past sixty days: Other than as described in this Amendment No. 6, the Reporting Person has not effected any transactions with respect to the Class A Common Stock since Amendment No. 5.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of March 24, 2025, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Class A Common Stock of the Issuer as a result of the dissolution of Endeavor's former governing body.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

## Signatures
- Ariel Emanuel: /s/ Ariel Emanuel, Ariel Emanuel (03/26/2025)